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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47885

RECEIVED AUG 28 2014

*

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2013 (MM/DD/YY) AND ENDING June 30, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

ADP Broker Dealer, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 ADP Boulevard
(No. and Street)

Roseland	New Jersey	07068
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kelly Senn — 973-712-3118
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	New York	10112-0015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2) SE*

8/28/14

AFFIRMATION

I, Kelly Senn, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to ADP Broker-Dealer, Inc. as of and for the year ended June 30, 2014, are true and correct. I further affirm that neither ADP Broker-Dealer, Inc. nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Kelly Senn
FINOP

Notary Public

8/27/14
Date

Jennifer A Weiss
Notary Public
New Jersey
My Commission Expires 6-17-2016

ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of
ADP Atlantic, LLC)
(S.E.C. I.D. No. 8-47885)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2014, AND
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
ADP Broker-Dealer, Inc.

We have audited the accompanying statement of financial condition of ADP Broker-Dealer, Inc. (the "Company") (a wholly owned subsidiary of ADP Atlantic, LLC) as of June 30, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of ADP Broker-Dealer, Inc. as of June 30, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

August 27, 2014

ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of ADP Atlantic, LLC)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2014

ASSETS

CASH	$35,896,670
SERVICE FEE RECEIVABLE — Net of allowance for bad debt of $23,634	24,396,235
OTHER ASSETS	299,695
TOTAL	$60,592,600

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payable to affiliate	$18,828,106
Taxes payable to affiliate	23,825,927
Accrued expenses and other liabilities	622,695
Total liabilities	43,276,728
STOCKHOLDER'S EQUITY:	
Common stock, $1,000 par value — authorized and outstanding, 100 shares	100,000
Paid-in capital	1,400,000
Retained earnings	15,815,872
Total stockholder's equity	17,315,872
TOTAL	$60,592,600

See notes to statement of financial condition.

1. ORGANIZATION AND BUSINESS DESCRIPTION

Organization — ADP Broker-Dealer, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a wholly owned subsidiary of ADP Atlantic, LLC (the "Parent"), which is a wholly owned subsidiary of ADP, LLC ("ADP" or the "Affiliate").

Business Description — The Company was formed to provide 401(k) plans to existing and prospective clients of ADP. These 401(k) plans offer securities of major mutual fund companies and bank funds of State Street Bank to investors, on a payroll deduction basis, through ADP. The mutual fund companies pay commissions to the Company on a shared commission basis (12b-1 fees). The Company does not solicit investments or handle customer funds and/or securities.

2. ACCOUNTING POLICIES

Basis of Presentation — The financial statement is prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates in the Preparation of Financial Statement — The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets and liabilities and the disclosure of contingencies at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates included in the financial statement.

Income Taxes — The results of operations of the Company are included in the consolidated federal income tax return of the affiliate. The Company is allocated by the affiliate a direct intercompany charge equivalent to taxes due on income as if it were filing a tax return on an individual company basis.

The Company uses the asset and liability method in providing income taxes. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in financial statement or tax returns.

Cash — All cash is on deposit in non-interest-bearing accounts with major money center banks.

Service Fee Receivable — Service fee revenues are recorded when earned. The Company maintains an allowance for bad debt reserve through a combination of specific identification of accounts and percentages based on aging.

Fair Value of Financial Assets and Liabilities — The majority of the Company's financial assets and liabilities are recorded at amounts that approximate fair value. Such assets and liabilities include cash, service fee receivable, payable to affiliate, other assets, and accrued expenses and other liabilities.

Accrued Expenses and Other Liabilities — The Company has accrued expenses and other liabilities which represent payments due for outside services and other various liabilities.

Dividend to Parent — As a wholly owned subsidiary, the Company will from time-to-time, after evaluating its net capital levels and upon approval of the Board of Directors, make cash dividends to the Parent.

Recent Accounting Pronouncements — In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers," which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU 2014-09 requires an entity to recognize revenue depicting the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 will also result in enhanced revenue related disclosures. ASU 2014-09 is effective for fiscal years beginning after December 15, 2016. The Company has not yet determined the impact of ASU 2014-09 on its results of operations, financial condition, or cash flows.

3. INCOME TAXES

Income taxes are accounted for in accordance with ASC 740, *Accounting for Income Taxes*, which requires that deferred tax assets and liabilities be provided for all temporary differences between the book and tax basis of assets and liabilities. The Company has a deferred tax asset of $9,274 at June 30, 2014, which relates to a temporary difference due to the allowance for bad debt, and is included within the other assets line on the statement of financial condition.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in the Company's financial statement and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company applies a more-likely-than-not recognition threshold for all tax uncertainties as the Company is permitted to recognize only those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the taxing authorities. The Company did not have any unrecognized tax benefits or liabilities resulting from tax positions related to either the year ended June 30, 2014, or other periods. The Company does not expect any change in unrecognized tax benefits or liabilities within the next year.

ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company had no interest and penalties included in the statement of financial condition as of June 30, 2014.

The ADP returns that include the Company's activity are no longer subject to federal tax examinations for tax years before 2012 or state and local examinations for tax years before 2003.

4. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The rollforward of the allowance for doubtful accounts consisted of the following for the year ended June 30, 2014:

Balance at beginning of year	$ 17,850
Provision	5,788
Write-offs	(4)
Balance at end of year	$ 23,634

5. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. The rule also requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. At June 30, 2014, the Company had net capital of $11,448,048 which was $8,562,931 in excess of its required net capital of $2,885,117. The Company's ratio of aggregate indebtedness to net capital was 3.78 to 1 at June 30, 2014.

6. RELATED-PARTY TRANSACTIONS

Income Taxes — The Company is allocated by the affiliate a direct intercompany charge equivalent to taxes due on income as if it were filing a tax return on an individual company basis. There is an income tax payable to the affiliate in the amount of $23,825,927 at June 30, 2014.

Management Services Fees — According to the Management Services Agreement (the "Agreement") between the Company and ADP, the Company shall pay ADP, for each calendar quarter, a management services fee of ADP's fully allocated costs and expenses plus a transfer pricing markup to the Company for each calendar quarter. The transfer pricing markup was determined at 108% of fully allocated costs and expenses. Additionally, ADP has agreed to waive receipt of its management services fee until the Company is in receipt of its service fee revenues from third parties.

The payable to affiliate represents management service fees payable to ADP that have been deferred until collection of the service fee revenue in accordance with the agreement.

Dividend to Parent — The Board of Directors approved and paid dividends of $41,000,000 to the Parent during the year ended June 30, 2014.

7. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred subsequent to June 30, 2014 through the date this financial statement were issued, and determined there were no events or transactions during such period which would require recognition or disclosure in this financial statement.

* * * * * *

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
ADP Broker-Dealer, Inc.

We have audited the accompanying statement of financial condition of ADP Broker-Dealer, Inc. (the "Company") (a wholly owned subsidiary of ADP Atlantic, LLC) as of June 30, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of ADP Broker-Dealer, Inc. as of June 30, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

August 27, 2014

ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of ADP Atlantic, LLC)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2014

ASSETS

CASH	$35,896,670
SERVICE FEE RECEIVABLE — Net of allowance for bad debt of $23,634	24,396,235
OTHER ASSETS	299,695
TOTAL	$60,592,600

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payable to affiliate	$18,828,106
Taxes payable to affiliate	23,825,927
Accrued expenses and other liabilities	622,695
Total liabilities	43,276,728
STOCKHOLDER'S EQUITY:	
Common stock, $1,000 par value — authorized and outstanding, 100 shares	100,000
Paid-in capital	1,400,000
Retained earnings	15,815,872
Total stockholder's equity	17,315,872
TOTAL	$60,592,600

See notes to statement of financial condition.

1. ORGANIZATION AND BUSINESS DESCRIPTION

Organization — ADP Broker-Dealer, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a wholly owned subsidiary of ADP Atlantic, LLC (the "Parent"), which is a wholly owned subsidiary of ADP, LLC ("ADP" or the "Affiliate").

Business Description — The Company was formed to provide 401(k) plans to existing and prospective clients of ADP. These 401(k) plans offer securities of major mutual fund companies and bank funds of State Street Bank to investors, on a payroll deduction basis, through ADP. The mutual fund companies pay commissions to the Company on a shared commission basis (12b-1 fees). The Company does not solicit investments or handle customer funds and/or securities.

2. ACCOUNTING POLICIES

Basis of Presentation — The financial statement is prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates in the Preparation of Financial Statement — The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets and liabilities and the disclosure of contingencies at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates included in the financial statement.

Income Taxes — The results of operations of the Company are included in the consolidated federal income tax return of the affiliate. The Company is allocated by the affiliate a direct intercompany charge equivalent to taxes due on income as if it were filing a tax return on an individual company basis.

The Company uses the asset and liability method in providing income taxes. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in financial statement or tax returns.

Cash — All cash is on deposit in non-interest-bearing accounts with major money center banks.

Service Fee Receivable — Service fee revenues are recorded when earned. The Company maintains an allowance for bad debt reserve through a combination of specific identification of accounts and percentages based on aging.

Fair Value of Financial Assets and Liabilities — The majority of the Company's financial assets and liabilities are recorded at amounts that approximate fair value. Such assets and liabilities include cash, service fee receivable, payable to affiliate, other assets, and accrued expenses and other liabilities.

Accrued Expenses and Other Liabilities — The Company has accrued expenses and other liabilities which represent payments due for outside services and other various liabilities.

Dividend to Parent — As a wholly owned subsidiary, the Company will from time-to-time, after evaluating its net capital levels and upon approval of the Board of Directors, make cash dividends to the Parent.

Recent Accounting Pronouncements — In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers," which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU 2014-09 requires an entity to recognize revenue depicting the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 will also result in enhanced revenue related disclosures. ASU 2014-09 is effective for fiscal years beginning after December 15, 2016. The Company has not yet determined the impact of ASU 2014-09 on its results of operations, financial condition, or cash flows.

3. INCOME TAXES

Income taxes are accounted for in accordance with ASC 740, *Accounting for Income Taxes*, which requires that deferred tax assets and liabilities be provided for all temporary differences between the book and tax basis of assets and liabilities. The Company has a deferred tax asset of $9,274 at June 30, 2014, which relates to a temporary difference due to the allowance for bad debt, and is included within the other assets line on the statement of financial condition.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in the Company's financial statement and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company applies a more-likely-than-not recognition threshold for all tax uncertainties as the Company is permitted to recognize only those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the taxing authorities. The Company did not have any unrecognized tax benefits or liabilities resulting from tax positions related to either the year ended June 30, 2014, or other periods. The Company does not expect any change in unrecognized tax benefits or liabilities within the next year.

ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company had no interest and penalties included in the statement of financial condition as of June 30, 2014.

The ADP returns that include the Company's activity are no longer subject to federal tax examinations for tax years before 2012 or state and local examinations for tax years before 2003.

4. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The rollforward of the allowance for doubtful accounts consisted of the following for the year ended June 30, 2014:

Balance at beginning of year	$ 17,850
Provision	5,788
Write-offs	(4)
Balance at end of year	$ 23,634

5. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. The rule also requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. At June 30, 2014, the Company had net capital of $11,448,048 which was $8,562,931 in excess of its required net capital of $2,885,117. The Company's ratio of aggregate indebtedness to net capital was 3.78 to 1 at June 30, 2014.

6. RELATED-PARTY TRANSACTIONS

Income Taxes — The Company is allocated by the affiliate a direct intercompany charge equivalent to taxes due on income as if it were filing a tax return on an individual company basis. There is an income tax payable to the affiliate in the amount of $23,825,927 at June 30, 2014.

Management Services Fees — According to the Management Services Agreement (the "Agreement") between the Company and ADP, the Company shall pay ADP, for each calendar quarter, a management services fee of ADP's fully allocated costs and expenses plus a transfer pricing markup to the Company for each calendar quarter. The transfer pricing markup was determined at 108% of fully allocated costs and expenses. Additionally, ADP has agreed to waive receipt of its management services fee until the Company is in receipt of its service fee revenues from third parties.

The payable to affiliate represents management service fees payable to ADP that have been deferred until collection of the service fee revenue in accordance with the agreement.

Dividend to Parent — The Board of Directors approved and paid dividends of $41,000,000 to the Parent during the year ended June 30, 2014.

7. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred subsequent to June 30, 2014 through the date this financial statement were issued, and determined there were no events or transactions during such period which would require recognition or disclosure in this financial statement.

* * * * * *